

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

<u>Via E-mail</u>
Mr. Colm Barrington
Chief Executive Officer
Fly Leasing Limited
c/o Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711

> **Re: Fly Leasing Limited**
> **Registration Statement on Form F-3**
> **Filed March 15, 2013**
> **File No. 333-187305**

Dear Mr. Barrington:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that to be eligible to use Form F-3, you must have submitted all required Interactive Data Files in accordance with General Instruction I.A.6 of Form F-3. In this regard, we note that your Form 20-F filed March 15, 2013 which is incorporated by reference into the filing, did not include the required Interactive Data Files. Please submit electronically the required Interactive Data Files, or otherwise you will be deemed not current with your Exchange Act Reports and as a result, will not be eligible to use Form F-3. For additional guidance please refer to SEC Release No. 33-9002 (April 13, 2009).

2.   Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If a selling shareholder is a broker-dealer, please state that it is an underwriter with respect to the shares that it is offering for resale unless the shares were

issued as underwriting compensation. For those selling shareholders that are affiliates of broker-dealers, please disclose that:

- each selling shareholder purchased the securities in the ordinary course of business; and
- at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Undertakings, page II-2

3.   Please revise your disclosure to include Item 512(a)(5)(ii) of Regulation S-K undertakings, and to remove the undertakings set forth in paragraphs 5(ii) and 6 of your disclosure as inapplicable.

Exhibit 5.1 Opinion of Conyers Dill & Pearman Limited

4.   We note that the common shares covered by the registration statement were acquired by the selling shareholders in a private placement which took place on December 28, 2012. We note that the Resolutions referred in the third paragraph of counsel's legal opinion were adopted on March 6, 2013. As the board resolutions authorizing the issuance of the shares should have preceded the private placement, please advise or otherwise have counsel revise its opinion to refer to the appropriately dated board resolutions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Boris Dolgonos, Esq. Via E-mail